Exhibit 99.1

FOR IMMEDIATE RELEASE	Tuesday December 4, 2012

Celestica Announces Successful US$175 million
Substantial Issuer Bid

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced the preliminary results of its “modified Dutch auction” substantial issuer bid (the “Offer”) to purchase for cancellation up to US$175,000,000 of its subordinate voting shares (“Shares”), which expired at 5:00 p.m. (Eastern time) on December 3, 2012.

All the terms and conditions of the Offer have been complied with or waived and, based on a preliminary count by Computershare Investor Services Inc., as depositary for the Offer (the “Depositary”), Celestica expects to take up and pay for approximately 22,435,897 Shares at a purchase price of US$7.80 per Share (the “Purchase Price”).  The Shares to be purchased under the Offer represent approximately 12% of the Shares issued and outstanding prior to giving effect to the Offer.  After giving effect to the Offer, the number of issued and outstanding Shares is expected to be approximately 163,792,303.

Shareholders of Celestica had the opportunity to tender Shares until 5:00 p.m. (Eastern time) on December 3, 2012, by electing an auction tender at a price of their choice between US$7.00 and US$8.00 per Share or, alternatively, by electing a purchase price tender at which they could sell their Shares at the Purchase Price to be determined by the Corporation pursuant to the Offer.

Approximately 34,655,806 Shares were properly tendered to the Offer.  As the Offer was oversubscribed, successfully tendering shareholders will have the number of Shares purchased pro-rated following determination of the final results of the Offer, except that “odd lot” tenders (of holders beneficially owning fewer than 100 Shares) will not be subject to pro-ration.  Celestica expects that tendering shareholders subject to pro-ration will have approximately 90% of their tendered Shares purchased by Celestica under the Offer.

The number of Shares to be purchased under the Offer, the pro-ration factor and the Purchase Price are preliminary and are subject to verification by the Depositary.  Celestica expects to be able to release the final results of the Offer, including the final Purchase Price and pro-ration factor, on December 7, 2012.

A complete description of the Offer is contained in the offer to purchase and issuer bid circular dated October 29, 2012 and other related documents, including any amendments thereto, filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.  The Offer documents are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Celestica’s website at www.celestica.com. Payment and settlement of the purchased Shares will be effected to registered shareholders by the Depositary in accordance with the Offer.  Any Shares tendered and not purchased will be returned to shareholders promptly by the Depositary.

Scotia Capital Inc. and Scotia Capital (USA) Inc. acted as dealer managers in connection with the Offer in Canada and the United States, respectively.

Celestica is authorized to purchase additional Shares from time to time pursuant to its normal course issuer bid, but under U.S. securities laws no such additional purchases may be made prior to December 18, 2012.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success.  Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve.  Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.  For further information on Celestica, visit our website at www.celestica.com.  Celestica’s securities filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release may contain forward-looking statements related to our plans, objectives, expectations and intentions, including our expectations regarding the actual number of Shares to be taken up and paid for in connection with the Offer, the final Purchase Price, the pro-ration factor, the number of Shares issued and outstanding after the bid, the timing of payment and settlement for Shares to be purchased under the Offer, and other statements contained in this release that are not historical facts.  Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in applicable Canadian securities legislation.  Forward-looking statements are not guarantees of future performance.  These statements are based on our current beliefs or expectations, including without limitation, our assumptions, beliefs and expectations regarding the completeness and accuracy of information provided by the Depositary in respect of the Offer and Celestica’s share capital, Celestica’s capital requirements, market and general economic conditions, demand for our customers’ products and the absence of unforeseen legal or regulatory developments.  These statements are inherently subject to significant risks, uncertainties and changes in circumstances, many of which are beyond the control of Celestica.  Our actual results may differ materially from those expressed or implied by such forward-looking statements, including as a result of changes in global, political, economic, business, competitive, market and regulatory factors.  These and other risks and uncertainties, as well as other information related to Celestica, are discussed in our various public filings at www.sedar.com, including our Annual Report on Form 20-F filed with the Canadian securities regulators.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes.  Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com